CIBT EDUCATION GROUP INC.

(Previously Capital Alliance Group Inc.)

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

The following information should be read in conjunction with the unaudited consolidated financial statements and related notes for the quarter ended June 30, 2008 that are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

All dollar amounts are expressed in United States dollars unless otherwise stated.

Date of Report – August 14, 2008

NOTE

On June 26, 2008 the Company changed its fiscal year end from June 30th to August 31st effective for the 2008 fiscal financial year.  The fiscal 2008 financial year end will be for the 14 months ended August 31, 2008.

The Company changed its reporting currency from Canadian dollars to United States dollars effective July 1, 2006.

The Company formally changed its name from Capital Alliance Group Inc. to CIBT Education Group Inc. on November 14, 2007.

NATURE OF BUSINESS

The Company is an educational, investment, marketing and management organization headquartered in Vancouver, B.C., Canada.  The Company’s business activities presently include education and media communications.  The Company currently has three principal business units, being CIBT, SSDC and IRIX.  The Company’s education business is conducted through CIBT School of Business & Technology Corp. and its subsidiaries in China, and through Sprott-Shaw Degree College Corp. in Canada.  CIBT’s educational operations are based in China, and SSDC’s educational operations are based in Canada.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada with representatives in Hong Kong and the US.  The Company presently maintains a portfolio investment in marketable securities of NextMart Inc. (“NXMR”) as a result of the Company’s divestiture from its financial services business in 2005.

In April 2008, the Company received approval from the American Stock Exchange to list its common shares on the exchange under the symbol “MBA”.  On April 11, 2008, the Company’s common shares commenced trading on the American Stock Exchange.  The Company’s Canadian trading symbol on the TSX Venture Exchange was changed to “MBA” to be consistent with the American Stock Exchange.

On June 26, 2008, the Company changed its fiscal year end from June 30th to August 31st to coincide with the year end of Sprott-Shaw Degree College Corp., the Company's major subsidiary, and to coincide with the fiscal year end date commonly used in the education industry.

OVERALL PERFORMANCE

For the quarter ended June 30, 2008, gross revenues totaled $12,468,792 compared to $2,775,029 for the quarter ended June 30, 2007, an increase of $9,693,763.  SSDC accounted for $9,800,648 in gross revenues during the quarter ended June 30, 2008.  Since the acquisition of the net assets of SSDC on December 17, 2007, gross revenues of $16,754,350 were generated by SSDC from December 17, 2007 to June 30, 2008.

For the quarter ended June 30, 2008, the Company generated earnings before interest, taxes, depreciation and amortization (EBITDA) of $634,101.  Excluding stock-based compensation (non-cash expense) from EBITDA, the Company generated earnings of $1,029,977 for the current quarter.  Inclusive of all cash and non-cash expense items, the Company had a net loss of $29,163 for the quarter ended June 30, 2008.

Cash decreased by $867,822 during the quarter ended June 30, 2008, resulting in a consolidated cash balance of $9,600,716 as at June 30, 2008.  The Company had a working capital surplus of $4,203,657 and a capital surplus of $38,294,392 as at June 30, 2008.

SUMMARY OF QUARTERLY RESULTS

Selected Financial Information	Three Months Ended September 30, 2007 (First Quarter)	Three Months Ended December 31, 2007 (Second Quarter)	Three Months Ended March 31, 2008 (Third Quarter)	Three Months Ended June 30, 2008 (Fourth Quarter)

Total revenues	$2,210,160	$3,147,504	$8,898,796	$12,468,792

Net income (loss)	($287,041)	($124,538)	($887,051)	($29,163)

Income (loss) per share	($0.01)	$0.00	($0.02)	($0.00)

Selected Financial Information	Three Months Ended September 30, 2006 (First Quarter)	Three Months Ended December 31, 2006 (Second Quarter)	Three Months Ended March 31, 2007 (Third Quarter)	Three Months Ended June 30, 2007 (Fourth Quarter)

Total revenues	$1,458,944	$2,036,730	$1,940,637	$2,775,029

Net income (loss)	$669,382	$227,812	($51,972)	($649,062)

Income (loss) per share	$0.02	$0.01	($0.00)	($0.01)

Selected Financial Information	Three Months Ended September 30, 2005 (Third Quarter)	Three Months Ended December 31, 2005 (Fourth Quarter)	Three Months Ended March 31, 2006 (First Quarter)	Three Months Ended June 30, 2006 (Second Quarter)

Total revenues	$1,666,730	$389,059	$1,466,975	$1,105,383

Net income (loss)	$14,261	$251,415	($113,585)	$388,999

Income (loss) per share	$0.00	$0.01	($0.00)	$0.01

RESULTS OF OPERATIONS

Selected Financial Information	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007

Total gross revenues	$12,468,792	$2,775,029

Gross educational revenues – CIBT	$2,101,712	$2,012,045
Net educational revenues – CIBT	$1,229,463	$796,332

Gross educational revenues – SSDC	$9,800,648	-
Net educational revenues – SSDC	$7,299,769	-

Gross design and advertising revenues – IRIX	$566,432	$543,834
Net design and advertising revenues – IRIX	$246,212	$57,258

Gain from sale of marketable securities	-	$10,141

General and administrative expenses	$7,655,272	$1,662,230

Stock-based compensation	$395,876	$72,750

Net income (loss)	($29,163)	($902,856)

CIBT

Gross revenues for CIBT during the quarter ended June 30, 2008 were $2,101,712 compared to $2,012,045 for the quarter ended June 30, 2007, an increase of $89,667 or 4%.  Net revenues averaged a 55% margin during the twelve month period ended June 30, 2008 compared to 46% for the twelve month period ended June 30, 2007.

CIBT’s normalized EBITDA was $1,404,421 for the twelve month period ended June 30, 2008 compared to $645,881 for the twelve month period ended June 30, 2007.  CIBT generated a net income of $579,641 for the twelve month period ended June 30, 2008 compared to a net loss of $4,140 for the twelve month period ended June 30, 2007.  Included in the determination of net income of $579,641 for the twelve month period ended June 30, 2008 were $190,625 in loan interest, which relate to the $5 million debenture and warrant financing that was completed in April 2007, and $328,226 in tax provisions in connection with CIBT’s domestic operations in China.

SSDC

Effective December 17, 2007, the Company acquired, through Sprott-Shaw Degree College Corp. (“SSDC”) (a newly incorporated wholly owned subsidiary of the Company), the primary assets and liabilities used in the operation of the Sprott-Shaw Community College group of schools (the “SSCC Assets”).  The SSCC Assets will enable the Company to continue to operate the SSCC business (the “SSCC Business”) which consists of career and vocational schools, language training schools, and a baccalaureate degree granting college through 17 campuses in Western Canada.  In addition, the business has locations in Vietnam, the Philippines, Jordan and China.  The operating results of SSDC, through the SSCC Business, from December 17, 2007 to June 30, 2008 are included in the Company’s consolidated financial statements.

Gross revenues for SSDC during the quarter ended June 30, 2008 were $9,800,648, and net revenues averaged a 74% margin during the current quarter and a 66% margin from December 17, 2007 to June 30, 2008.  For the period ended June 30, 2008, SSDC generated an EBITDA of $1,986,731 and net income of $1,556,101.

IRIX

Gross revenues for IRIX during the quarter ended June 30, 2008 were $566,432 compared to $543,834 for the quarter ended June 30, 2007, an increase of 4%.  Net revenues averaged a 43% margin during the twelve month period ended June 30, 2008 whereas for the twelve month period ended June 30, 2007 the margin was 44%.

IRIX generated an EBITDA of $89,968 for the twelve month period ended June 30, 2008 compared to $31,503 for the twelve month period ended June 30, 2007.  IRIX incurred a net income of $59,727 for the twelve month period ended June 30, 2008 compared to a net loss of $903 for the twelve month period ended June 30, 2007.

General and Administrative Expenses

Selected General and Administrative Expenses	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007

Advertising	$2,255,197	$135,732

Consulting and management fees	$78,328	$150,061

Office and general	$888,730	$402,257

Rent	$1,023,498	$116,085

Salaries and benefits	$2,988,490	$447,723

Advertising costs for the quarter ended June 30, 2008 amounted to $2,255,197 compared to $135,732 for the quarter ended June 30, 2007.  Of the $2,255,197 advertising costs, $1,953,657 was incurred by SSDC’s operations.  The balance of $301,540 was attributable to CIBT’s operations.  The increase ($301,540 compared to $135,732) was due to increased marketing activities for CIBT’s programs and courses.

Consulting and management fees totaled $78,328 for the period ended June 30, 2008 as compared to $150,061 for the period ended June 30, 2007, a decrease of $71,733 from the prior period.  Less consulting services were used in the current quarter, and some consulting costs were recovered in the current period.

Office and general expenses during the quarter ended June 30, 2008 was $888,730 compared to $402,257 for the quarter ended June 30, 2007.  SSDC’s operations accounted for $565,850 of the $888,730 office and general expenses in the current quarter.  The balance of the increased office and general expenses ($322,880) was attributable to CIBT’s China operations and the Company’s corporate operations.  The increased office and general costs were primarily incurred in China due to the increased business activities and revenue growth, especially for the Beijing operations.  The increase was also a result of increased regulatory filing fees in connection with the Company’s corporate finance and reorganization activities.

Rentals and lease costs of $1,023,498 were incurred during the quarter ended June 30, 2008 as compared to $116,085 for the quarter ended June 30, 2007.  A total of $938,852 was from SSDC’s operations which accounted for the majority of the increased rentals and lease expenses.  The remaining increase was a result of CIBT entering into two lease agreements during fiscal 2007 for premises in China.

Personnel costs for the quarter ended June 30, 2008 amounted to $2,988,490 compared to $447,723 for the quarter ended June 30, 2007, an increase of $2,540,767.  The increased personnel cost was primarily attributed to SSDC’s operations whereby $2,475,918 of the $2,540,767 increase belonged to SSDC.  The balance of the increase ($64,849) in personnel costs was a result of CIBT adding staff to support the business growth in China.

Overall, general and administrative expenses for the quarter ended June 30, 2008 was $8,001,566 compared to $1,662,230 for the quarter ended June 30, 2007.  The majority of the overall increase in general and administrative expenses was a result of adding SSDC’s operations into the consolidated corporate group.

Stock-based Compensation

Stock-based compensation, a non-cash expense, totaled $395,876 for the quarter ended June 30, 2008, and $1,418,924 for the twelve month period ended June 30, 2008.  Stock-based compensation represents the estimated fair value of stock options granted and has no negative cash impact on the Company.

Gain from Sale of Marketable Securities

The Company buys and sells the shares of NXMR in the public equity markets in the normal course of business.  During the quarter ended June 30, 2008, the Company did not generate any investment gains on the NXMR share transactions in the public equity markets ($10,141 for the quarter ended June 30, 2007).

Consulting Fee Income

During 2005, the Company entered into a 24-month management advisory services agreement with NextMart Inc. (NXMR).  As consideration, the Company received a one-time payment of 250,000 post consolidation common shares of NXMR with a fair value of $962,500.

On November 15, 2006, the Company entered into a 12-month management advisory services agreement with NXMR.  As consideration, the Company received a one-time payment of 500,000 post consolidation common shares of NXMR with a fair value of $355,000.

From September 18, 2005 to December 31, 2007, the Company has recognized the full value ($1,317,500) of the consulting income in connection with the two management advisory services agreements.

Gain on CIBT Share Transactions and Amortization of Finance Fees

On April 25, 2007, CIBT completed a $5 million debenture and warrant financing with Shane Corporation SARL (“Shane”), an affiliate of Camden Partners Holdings LLC, a US based private equity firm with expertise in the for-profit education sector.  Shane advanced to CIBT $5 million in exchange for a debenture issued by CIBT and common share purchase warrants to purchase 5,361,667 common shares of CIBT at a price of approximately $0.93 per share.  The debenture was due three years from issuance and with interest at a rate of 8% per annum payable quarterly.

The Company classified the above debenture and related warrants into its component parts being a financial liability and equity instrument respectively.  The total proceeds and financing costs were allocated to their component parts on a relative fair value basis.  The fair value of the debt without the detachable warrants was estimated based on an estimated interest rate of 15% based on debt with comparable terms and risk profile.  The fair value of the financing warrants was estimated using the Black-Scholes option pricing model using the following assumptions: expected life of 2 years; risk free interest rate of 4.12%; expected dividend yield of 0% and an expected volatility of 50%.

Over the period from issuance to maturity of the debt, the carrying value of the debt, net of finance costs, was being accreted to the face amount of $5,000,000 using the effective interest method.  In the event that CIBT pays the debt out prior to maturity, any unamortized amount will be immediately charged to operations.  Under the effective interest method, the effective rate of interest is 31%.  Effective December 10, 2007, Shane exercised their 5,361,667 share purchase warrants resulting in proceeds payable to CIBT of $5,000,000.  CIBT and Shane agreed that the amounts owing to Shane would be forgiven as consideration for the exercise of the warrants.  As a result of the debt being paid out prior to maturity, $2,047,471 of unamortized finance fees (non-cash expense) were charged to operations during the twelve month period ended June 30, 2008.

This share purchase warrant exercise by Shane reduced the Company’s ownership in CIBT to 78.1%.  Immediately following this transaction, the Company acquired these newly issued shares of CIBT from Shane through the issuance of 10,000,000 of the Company’s common shares.  The result of this second transaction was an increase in the Company’s ownership in CIBT from 78.1% to 99.9%.  These transactions are summarized as follows:

•

CIBT issued 5,361,667 of its common shares on the exercise of 5,361,667 warrants for total proceeds of $5,000,000.  The decrease in the Company’s ownership percentage resulted in a gain on dilution of $1,980,096 being recorded during the twelve month period ended June 30, 2008;

•

The Company acquired these newly issued CIBT shares in exchange for 10,000,000 of the Company’s common shares with an estimated fair value of $17,951,856 (C$17,600,000).

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through internal cash flow, debenture financing, and equity financing in the form of private placements, warrant exercises, and option exercises.

As at June 30, 2008, the Company had a working capital surplus of $4,203,657 (June 30, 2007 – $11,561,270) and a capital surplus of $38,294,392 (June 30, 2007 – $13,659,132).  During the quarter ended June 30, 2008, the following major activities affected cash:

•

operations that generated $191,635 of cash,

•

acquisition of capital assets for $212,461,

•

proceeds of $843,545 from issuance of shares

•

purchase of treasury shares totaling $1,215,574,

•

net loan advances amounting to $591,377, and

•

capital lease obligations totaling $724,130.

The Company’s overall cash position decreased by $867,822 during the quarter ended June 30, 2008, resulting in a consolidated cash balance of $9,600,716 as at June 30, 2008.

On November 27, 2007, the Company completed a brokered private placement (1,578,947 units – C$2,999,999) and non-brokered private placement (1,164,500 units – C$2,212,550) for a total of 2,743,447 units at C$1.90 per unit for total proceeds of C$5,212,549.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of C$2.25 per share for a period of two years from the date of issuance.  For the brokered portion of the private placement, the Company paid C$210,000 in fees and commissions, and 236,842 agent’s warrants.  Each agent’s warrant entitle the agent to purchase one common share of the Company at a price of C$1.90 per share in the first year and at a price of C$2.25 per share in the second year.

On January 7, 2008, the Company completed a private placement of 1,265,042 units at C$1.90 per unit for total proceeds of C$2,403,580.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of C$2.25 per share for a period of two years from the date of issuance.  The Company paid C$19,950 in fees and commissions, and 22,500 agent’s warrants.  Each agent’s warrant entitle the agent to purchase one common share of the Company at a price of C$1.90 per share in the first year and at a price of C$2.25 per share in the second year.

In April 2008, the Company issued 1,277,273 common shares on the exercise of share purchase warrants at C$0.58 per share and 25,000 common shares on the exercise of stock options at C$0.50 per share for total proceeds of C$753,318.  In June 2008, the Company issued 330,000 common shares on the exercise of stock options at C$0.30 per share for total proceeds of C$99,000.

The funds from the above financings will be used to expand the Company’s business operations in China and Canada, and to fund the Company’s working capital requirements.

SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies are of particular importance in the presentation of the Company’s financial position, results of operations and cash flows, and which require the application of significant judgment by management.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectibility is reasonably assured.  IRIX recognizes revenue for service provided on a completed contract basis.  Under the completed contract method, contract revenues billed and contract expenses incurred are deferred until the contract is substantially completed, delivery to the customer occurs and there is reasonable assurance of collection.  If losses are expected on contracts before substantial completion, full provision is made for such losses.  CIBT and SSDC recognize tuition fee revenue, net of discounts, on a straight line-basis over the period of instruction.  Tuition fees paid in advance of course offerings, net of related discounts and direct costs incurred, are recorded as deferred revenue and recognized in revenue when earned.  CIBT has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff.  For the majority of these revenue sharing arrangements CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs.  The Company recognizes revenues from its management advisory services agreements on a straight-line basis over the service period.

Stock-based compensation

The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan.  The Company has adopted the recommendations of the CICA Handbook, Section 3870, “Stock-based compensation and other stock-based payments”, whereby it expenses the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the requisite service period.  Fair values have been determined using the Black-Scholes option pricing model.

Marketable securities

Marketable securities consist of common shares of NextMart Inc.  The common shares are traded in the public equity markets, and are held by the Company on an available-for-sale basis.  The common shares held by the Company represent 7% of NextMart Inc., which does not represent a position of significant influence. The investment in NextMart Inc. is accounted for at the lower of cost and market value.

Foreign currency translation

Previously, the Company determined that all of its subsidiaries operating in foreign denominated currencies were integrated foreign operations.  Effective January 1, 2006 the Company determined that two of CIBT’s subsidiaries, a 100% interest in CIBT School of Business and a 60% interest in CIBT Beihai International Management School, are no longer integrated foreign operations, and have been reclassified as self-sustaining operations.  This determination was made based on an analysis of the operations of the two subsidiaries and their ability to carry on operations without management services and funding from the parent company.  The following factors influenced the Company’s determination of self-sustaining operations for the two CIBT subsidiaries: (i) the tuition fees are determined by local competition and local government regulations in China, and are not influenced by changes in exchange rates, (ii) CIBT’s education market is localized in China, (iii) CIBT’s labour force and related costs are localized and paid in local currencies, (iv) the day-to-day activities of the two CIBT subsidiaries are financed from its own operations, and (v) there is little interrelationship between the day-to-day activities of the two CIBT subsidiaries and the parent company.  The result of this change in determination and corresponding change in translation methodology have been applied prospectively commencing January 1, 2006.

The CIBT subsidiaries in China maintain their accounting records in their functional currency, Chinese RMB.  The Company’s functional currency is Canadian dollars and the reporting currency is United States dollars.  The Company’s integrated foreign operations are translated using the temporal method.  Under this method, foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange on effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.  The Company’s self-sustaining foreign operations are translated using the current rate method.  Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in a separate component of shareholders’ equity.  An appropriate portion of the exchange gains and losses accumulated in the separate component of shareholders’ equity will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

Intangible assets

Intangible assets with definite lives, consisting of programs, student enrolments and facilities acquired in connection with Beihai College, are carried at cost less accumulated amortization in accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3062, “Goodwill and other intangible assets”.  These intangible assets are amortized on a straight-line basis over their estimated useful life of 15 years.  In accordance with the CICA Handbook, section 3063, “Impairment of long-lived assets”, effective January 1, 2004, recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management.  The impairment charge is calculated by the excess of the carrying value over its fair value, with fair value being determined using a discounted cash flow analysis.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values.  Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain.  Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value.  When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired.  Any impairment of goodwill is expensed in the period of impairment.

FINANCIAL INSTRUMENTS

The fair value of the Company’s financial instruments included in current assets and liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.  The fair value of long-term debts are estimated using discounted cash flow analysis, based upon the Company’s current borrowing rates, and approximate their carrying value.

Management has also determined that the fair value of the non-current capital lease obligations approximates its carrying value based on a comparison of current market conditions on comparable lease obligations.  The Company operates in Canada and China and incurs substantial operating costs which are payable in U.S. dollars and Chinese RMB, giving rise to significant exposure to market risks from changes in foreign currency rates.  Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.  The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  The Company was exposed to changes of interest rates on its convertible debentures.

TRANSACTIONS WITH RELATED PARTIES

During the twelve month period ended June 30, 2008 the Company and its subsidiaries incurred $770,735 (2007 – $576,350) for management fees and salaries paid to certain directors and officers employed by the Company, CIBT, SSDC and IRIX.  From July 2007 to September 2007, funds totalling $436,890 were advanced to the CEO and private companies controlled by the CEO of the Company.  As security for the advances, the Company shares owned by the CEO and private companies controlled by the CEO are being held by the Company as collateral until the funds are repaid.  As at December 31, 2007, the full balance of the amount owing to the Company was repaid by the CEO and private companies controlled by the CEO.

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements engaged by the Company or any of its subsidiaries.

RECENT ACTIVITIES AND TRANSACTIONS

In April 2008, the Company received approval from the American Stock Exchange to list its common shares on the exchange under the symbol “MBA”.  On April 11, 2008, the Company’s common shares commenced trading on the American Stock Exchange.  The Company’s Canadian trading symbol on the TSX Venture Exchange was changed to “MBA” to be consistent with the American Stock Exchange.

On April 30, 2008, the Company acquired certain business assets of Tourism Training Institute (“TTI”), an accredited education institution headquartered in Vancouver, Canada, with branch offices in Beijing, China.  TTI is an established educator and has been in operation for 19 years in Canada and for four years in China.  For C$230,000, the Company acquired selective assets, including approvals and licenses, but no liabilities of TTI.  TTI’s Canadian operations was integrated with SSDC’s operations in Canada, and TTI’s China operations was integrated with CIBT’s operations in China.

PROPOSED TRANSACTIONS

On February 12, 2008, the Company entered into a non-binding letter of intent to acquire 75% control of the operating assets and certain liabilities of a leading health care education college (the “College”) in Canada.  The College, which reported annual revenues of C$14 million in 2007, operates several campuses in Canada with an excellent reputation in the health care education sector.  The purchase price, estimated at C$5.4 million for a 75% control position, will be payable in cash and/or common shares of the Company.  The Company is conducting due diligence of the College, with definitive agreements to follow the satisfactory completion of the due diligence.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined Under Multilateral Instrument 52-109 – Certification of Disclosure Controls in Issuers’ Annual and Interim Filings (“MI 52-109”) as “...controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation is accumulated and communicated to the issuer’s management, including its chief executive officers and chief financial officers (or persons who perform similar functions to a chief executive officer or a chief financial officer), as appropriate to allow timely decisions regarding required disclosure.”

The Company has conducted a review and evaluation of the effectiveness of its disclosure controls and procedures, with the conclusion that it has designed an effective system of disclosure controls and procedures as defined under MI 52-109.  In reaching this conclusion, the Company recognizes that two factors must be and are present:

•

the Company is dependant upon its advisors and consultants (primarily its legal counsel) to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure requirements; and

•

an active Board and Management with open lines of communication.

The Company has a small staff with varying degrees of knowledge concerning the various regulatory disclosure requirements.  In many circumstances, the various regulatory requirements are relatively new and complex.  The Company is not of a sufficient size to justify a separate department or one or more staff member specialists in this area.  Therefore, the Company must rely upon its advisors/consultants to assist it and as such they form part of the disclosure controls and procedures.

Proper disclosure necessitates that one not only be aware of the pertinent disclosure requirements, but one is also sufficiently involved in the affairs of the Company and/or receives the communication of information to assess any necessary disclosure requirements.  Accordingly, it is essential that there be proper communication among those people who manage and govern the affairs of the Company, this being the Board of Directors and senior management.  The Company believes this communication exists.

Management noted some areas that needed improvement in the financial reporting process during a review and evaluation of the effectiveness of its internal controls over financial reporting of CIBT’s China operations.  The accounting staff in China prepares financial statements in accordance with local rules and regulations, and as a result the financial statements from China were not adjusted to conform to Canadian GAAP.  Management in Canada engaged consultants to assist in the review and adjustment of the financial statements from China in order to conform to Canadian GAAP.

To strengthen the Company’s disclosure controls and internal controls over financial reporting, the Company recently appointed a full-time senior management personnel with bilingual language ability (English and Chinese) to oversee CIBT’s financial operations and compliance procedures in China.  The full-time senior management personnel will work closely with the accounting staff in China to ensure that the financial statements from China are prepared in accordance with Canadian GAAP, and to ensure that all control procedures are followed.  By adding the full-time senior management personnel, the Company believes that its reporting structure and control procedures will be enhanced significantly.

While Management believes that the Company has designed adequate disclosure controls and procedures, there is no certainty that lapses in the disclosure controls and procedures will not occur and/or mistakes will not happen.  Upon discovery of lapses in the effectiveness of designed controls, the Company takes steps to implement changes and enforcement as deemed appropriate to reduce the risks of material errors or misstatements in its reporting to an acceptable level.

CIBT EDUCATION GROUP INC.

(Previously Capital Alliance Group Inc.)

SCHEDULE OF SHARE CAPITAL

AS AT AUGUST 14, 2008

Authorized share capital consists of 100,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at June 30, 2006	35,552,630	$ 17,977,570

- for cash by exercise of options at C$0.30 per share	50,000	13,633
- for cash by exercise of options at C$0.35 per share	100,000	31,217
- for cash by exercise of options at C$0.50 per share	175,000	78,371
- for cash by exercise of options at C$0.80 per share	50,000	36,353
- for cash by exercise of warrants at C$0.58 per share	1,036,000	513,056
- for cash by exercise of warrants at C$0.80 per share	20,000	14,541
- for private placement at C$0.75 per share	6,003,330	3,841,395
- fees and commissions for private placement	-	(151,160)
- for acquisition of CIBT common shares at C$1.00 per share	4,853,113	4,410,678
- contributed surplus reallocated on exercise of stock options	-	86,153

Balance at June 30, 2007	47,840,073	26,851,807

- for cash by exercise of options at C$0.30 per share	330,000	97,981
- for cash by exercise of options at C$0.50 per share	145,000	72,707
- for cash by exercise of options at C$0.58 per share	100,000	57,729
- for cash by exercise of options at C$1.53 per share	50,000	76,142
- for cash by exercise of warrants at C$0.58 per share	1,577,302	906,995
- for cash by exercise of warrants at C$0.75 per share	25,100	18,737
- for cash by exercise of warrants at C$0.80 per share	33,333	27,199
- for private placement at C$1.90 per share	4,008,489	7,709,093
- fees and commissions for private placement	-	(234,055)
- for acquisition of CIBT common shares at C$1.76 per share	10,000,000	17,951,856
- contributed surplus reallocated on exercise of stock options	-	200,997

Balance at June 30, 2008 and August 14, 2008	64,109,297	$ 53,737,188

Escrow shares

No escrow shares were issued and outstanding as at August 14, 2008.

Stock options

Details of options outstanding and exercisable as at August 14, 2008 are as follows:

Options	Exercise Price	Expiry Date

375,000	C$0.80	January 6, 2009
415,000	C$0.50	December 15, 2009
1,325,000	C$0.58	February 19, 2011
1,450,000	C$1.53	June 21, 2012
120,000	C$1.62	September 30, 2008
100,000	C$1.70	March 19, 2011
750,000	C$2.00	March 19, 2011

Share purchase warrants

Details of warrants outstanding and exercisable as at August 14, 2008 are as follows:

Warrants	Exercise Price	Expiry Date

208,466	C$0.75	February 13, 2009
2,948,332	C$0.80	February 13, 2009
1,371,724	C$2.25	November 27, 2009
236,842	C$1.90 / C$2.25	November 27, 2009
632,521	C$2.25	January 7, 2010
22,500	C$1.90 / C$2.25	January 7, 2010